SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2019

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi‑Food International Ltd. on September 24, 2019.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: September 24, 2019
	By:	/s/ Yitschak Barabi
Name: Yitschak Barabi Title: Financial Manager

     Investor Relations PresentationG. Willi-Food International Ltd.  September 2019  1

 Disclaimer – Forward looking Statements  ClarificationThis presentation is for informational purposes only and does not constitute an offer to purchase the Company's securities or to accept such offers, nor does it constitute advice, recommendations or express an opinion on the feasibility of investing in the Company's securities. The information provided herein does not supersede any independent review of an investor in accordance with her/his circumstances and discretion.The data and details presented in this presentation are summaries only and do not replace the need to review the Company's complete public reports, including its annual and quarterly financial statements.This presentation includes forward-looking statements, within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future performance which includes, among other things, forecasts, goals, assessments, estimates and other information relating to future events or matters, based in part on the Company management's estimates as of the date of this presentation based on statistics and publications published on -by third parties and whose contents have not been examined by the Company and nor is the Company responsible for their correctness.Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the Company will not be able to achieve its goals including those involving Company growth and entering new fields, the risk that growth efforts and new fields entered will not produce the expected results, the failure of the strategy that the Company has developed for the next few years, and inability of the Company to reach its sales targets. The Company does not undertake to update the information set forth in this presentation to reflect events and / or developments that will occur after its publication.  2

 G. Willi-Food International Ltd - Fundamentals  Year of foundation- 1992.A leading food importer for over 25 years. Employs approximately 170 employees and subcontractors.The Group's products are sold to approximately 1,250 commercial customers at approximately 2,500 different points of sale throughout Israel.The Group has a wide range of suppliers on all continents and approximately 120 suppliers.The Company emphasizes innovation and adapting its products to the changing tastes and trends of consumers.A flexible and dynamic Company that expands its range of products in a variety of product areas each year and imports food into new strategic categories.Growth in sales - NIS 312 million in 2017, NIS 338 million in 2018, and NIS 198 million in the first half of 2019 (sales budget for 2019 is - NIS 401 million).  3

 Profit from operations of NIS 37.8 million in 2018 (about 11.2% of sales) and of 22.5 million in the first half of 2019 (about 11.1% of sales).Net profit of NIS 25.0 million in 2018 (approximately 7.4% of sales) and of NIS 27 million in the first half of 2019 (approximately 13.7% of sales).Liquidity in the amount of approximately NIS 268 million (excluding the balance of loans in non-bank credit operations in the amount of NIS 16 million) as of June 30, 2019.Working capital of NIS 427 million and equity of NIS 468 million as of June 30, 2019.Entering the field of providing non-bank credit to customers- initial loans totaling approximately NIS 30 million were granted in 2019.Increase the Company's activity through natural growth and through development of plans for acquisitions of food companies in Israel.  G. Willi-Food International Ltd - Fundamentals (Cont.)  4

 Willi-Food group  The Company HQ is located in the Industrial area in the city of Yavne.  The Group owns an advanced logistics center, with a total built area of 8,600 square meters, on an area of 19,000 square meters that stores and distributes dry, chilled and frozen products.Advanced and computerized distribution center.  A fleet of trucks for distribution of cooled and dry products nationwide.  5

 The Company imports, markets, distributes and sells a wide range of over 600 products. In 2017-2019, the Company added over 200 new products to its range of products in existing categories and new categories.The main product categories sold by the Company include, among other things: canned vegetables and fruits, canned fish,, edible oils, dried fruits and nuts, dairy products and substitutes, pastas, rice, baked goods, sauces, frozen dough, ice cream and more.The company's products are sold in Israel to a variety of customers - large retailers, small retailers, mini markets, wholesalers, institutional, government, manufacturers, and more.  6  The company variety of products

   Brands and Suppliers  7

         Joseph Williger28.56%  Zwi Williger22.30%  Other Shareholders26.19%  Public22.95%    B.S.D Crown Ltd.A publicly traded company in London    Willi-Food Investments Ltd.A publicly traded company in Tel-Aviv    G. Willi-Food International Ltd.A publicly traded company in NASDAQ  61.78%  62.05%  5.83%  Holding Structure  8

 Management  Co-Chairman of the board of directors – Zwi and Joseph WilligerZwi and Joseph Williger founded the Group in 1992 and serve as Co- Chairmen of the Board of Directors, with over 30 years of experience in importing kosher food into Israel and developing the Group's business.Chief Executive Officer- Mr. Michael Luboschitz Mr. Michael Luboschitz has served as CEO of the Group since 2018. Mr. Luboschitz has rich corporate experience, having served as Vice President of Sales and Operations at Shastovich and Sano Group and as CEO of several Sano’s subsidiaries.  9

 Organizational Structure  G. Willi-food International Ltd. organizational structure has undergone many changes over the past two yearsHere is the structure as of June 30, 2019:  10

 Financial Information  11

 Financial data  12  The Company currently owns a building that is 2.1 acres in size that it built in 2007 on 4.7 acres of land that the Company has owned since 2005.As of June 30, 2019, the above property and land are listed in the Company's books in cost terms in the amount of approximately NIS 35.4 million.

 Quarterly Sales and Profits  The Company has had relatively stable sales over the years. In the first quarter of 2019 the Company reached a record high in sales, and did so again in the second quarter of FY 2019 (crossing NIS 100 millions in sales for the first time).   13

 Quarterly Sales and Profits (Cont.)   The Company’s quarterly operating profits have been above NIS 10 million for several quarters.  14

 Equity trends  15  Share price increased from USD 6.5 per share to USD 10.9 per share (increased by 67.7%)

 After a changes in control in July 2017, the founders of the Group, Zwi and Joseph Williger, returned as Group managers, bringing with them over 30 years of experience and expertise in importing kosher food, and high-level of international business relationships. The Company's Board of Directors has appointed additional professional management who, along with the CEO of the Company, have extensive experience and thorough knowledge of all the facets of the kosher food industry. The strategic plan to increase sales and profitability of the Group includes:Improving the Company's human resources by recruitment of additional professional employees.Entering new categories in the food industry and new fields of activity in general, including exporting kosher food to Jewish communities in the US and Europe.The establishment of a new ERP system and an advanced BI system to provide additional information to decision makers and employees, as needed.Acquisition of companies that have synergy with the Company's operations.Increase the provision of non-bank credit to customers..  Strategy for the next few years  16

 StoreNext Data – August 2019  (*) Retail data analytics by StoreNext Ltd., which has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.  17

 Thank You    18